================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)



                         ------------------------------

                        SAVVIS COMMUNICATIONS CORPORATION
                                (Name of Issuer)

Common Stock, par value $.01 per share                       805423 10 0
   (Title of class of securities)                           (CUSIP number)

                             Nancy C. Gardner, Esq.
                              REUTERS AMERICA INC.
                             Acting General Counsel
                              The Reuters Building
                                 3 Times Square
                            New York, New York 10036
                                 (646) 223-4203
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                   May 3, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  805423 10 0                                            13D                                                  Page 2
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         REUTERS GROUP PLC
                            I.R.S. IDENTIFICATION NO.                        IRS NO.
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [ ]
                                                                                                             (b) [X]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  Not Applicable
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                       England and Wales
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                            0
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                 14,076,373
        OWNED BY                                                                                        (see Item 5)
                            -------------------     --------------------------------------------------------------------------------
          EACH                      9               SOLE DISPOSITIVE POWER:                                       0
       REPORTING
                            -------------------     --------------------------------------------------------------------------------
      PERSON WITH                   10              SHARED DISPOSITIVE POWER:                            14,076,373
                                                                                                        (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                     14,076,373
                                                                                                        (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        14.99%
                                                                                                                    (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              HC; CO
------------------------    --------------------------------------------------------------------------------------------------------


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
CUSIP No.  805423 10 0                                            13D                                                  Page 3
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                               REUTERS AMERICA INC.
                            I.R.S. IDENTIFICATION NO.                              IRS NO. 13-3320829
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [ ]
                                                                                                             (b) [X]
------------------------    ------------------------------------------------------------------------------------ -------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  OO; WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                            PURSUANT TO ITEM 2(d) OR 2(e):                                                         [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                               Delaware
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                                  0
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                       14,076,373
        OWNED BY                                                                                              (see Item 5)
                            -------------------     --------------------------------------------------------------------------------
          EACH                      9               SOLE DISPOSITIVE POWER:                                             0
       REPORTING
                            -------------------     --------------------------------------------------------------------------------
      PERSON WITH                   10              SHARED DISPOSITIVE POWER:                                  14,076,373
                                                                                                              (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                           14,076,373
                                                                                                              (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        14.99%
                                                                                                                    (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------

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
CUSIP No.  805423 10 0                                            13D                                                  Page 4
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         REUTERS S.A.
                            I.R.S. IDENTIFICATION NO.                        IRS NO.
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [ ]
                                                                                                             (b) [X]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  OO; WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):     [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                          Switzerland
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                            0
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                 14,076,373
        OWNED BY                                                                                        (see Item 5)
                            -------------------     --------------------------------------------------------------------------------
          EACH                      9               SOLE DISPOSITIVE POWER:                                       0
       REPORTING
                            -------------------     --------------------------------------------------------------------------------
      PERSON WITH                   10              SHARED DISPOSITIVE POWER:                            14,076,373
                                                                                                        (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  14,076,373
                                                                                                      (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        14.99%
                                                                                                                    (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------

Item 1.  Security and Issuer
         -------------------

         The title and class of equity security to which this statement on
Schedule 13D relates is the common stock, $.01 par value per share (the "Common Stock"), of Savvis Communications Corporation ("Savvis"). The principal executive offices of Savvis are located at 12851 Worldgate Drive, Herndon, Virginia 20170.

Item 2. Identity and Background
        -----------------------

         This statement is filed by Reuters Group PLC ("RGPLC"), Reuters America Inc. ("RAM") and Reuters S.A. ("RSA"). RAM and RSA are each indirect, wholly-owned subsidiaries of RGPLC. RGPLC, RAM and RSA are referred to herein collectively as the "Reporting Persons". A joint filing agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1 (the "Joint Filing Agreement").

         RGPLC is a public limited company registered in England and Wales with its principal executive offices located at 85 Fleet Street, London EC4P 4AJ, England. RGPLC is a leading global information news and technology company. RAM is a Delaware corporation with its principal executive offices located at The Reuters Building, Three Times Square, New York, NY 10036. The principal business activities of RAM are the distribution of Reuters' products and services in the Americas. RSA is a corporation organized under the laws of Switzerland with its principal executive offices located at rue de Jargonnant 5, 1211 Geneva 6, Switzerland. The principal business activities of RSA are the purchase and management of interests in enterprises, particularly subsidiaries of RGPLC, the provision of computer services for the dissemination of news and information, and the purchase, processing, distribution and publication of news and information

         The name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization, other than one of the Reporting Persons, in which such employment is conducted), and citizenship of each director and executive officer of RGPLC, RAM and RSA are set forth on Schedules A, B and C attached hereto, respectively.

         During the past five years, none of the Reporting Persons nor, to the best of their knowledge, any of their directors or executive officers, has been
(i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         The consideration for the acquisition of the Savvis Stock Option (as defined below) was the execution by RAM and RSA of the Asset Purchase Agreement described below and the incurrence of obligations thereunder. RAM and RSA expect to use working capital if they (or any affiliate) decide to exercise the Savvis Stock Option.

Item 4.  Purpose of Transaction
         ----------------------

         On May 3, 2001, RAM and RSA (collectively, "Reuters") and Bridge Information Systems, Inc. and certain of its subsidiaries, all of which are debtors in cases under chapter 11 of title 11 of the United States Bankruptcy Code, (collectively, "Bridge") entered into an Asset Purchase Agreement (the "Asset Purchase Agreement"), pursuant to which Reuters has agreed to acquire from Bridge certain assets of Bridge, including certain of its subsidiaries, related to certain businesses of Bridge, for cash consideration of approximately $275 million, the assumption of certain liabilities and an obligation to provide funding for certain ongoing operations of Bridge and Savvis (which provides certain network services to Bridge) prior to the closing contemplated by the Asset Purchase Agreement (the "Closing"). In consideration therefor and the other obligations incurred by RAM and RSA thereunder, Bridge, among other things, granted to Reuters the right and option (the "Savvis Stock Option") to purchase the 45,483,702 shares of Common Stock owned by Bridge subject to the limitations described below, which Savvis Stock Option is evidenced by a separate stock option agreement (the "Savvis Stock Option Agreement"), a copy of which is filed as Exhibit 2 hereto and is incorporated herein by reference.

         The Savvis Stock Option is exercisable from time to time in whole or in part upon five business days notice to Bridge either before the Closing, at the Closing or within 90 days after the Closing (provided that, if a filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") is required for such exercise, a notice of exercise may be made subject to the making of all requisite filings under the HSR Act and the expiration of the waiting period thereunder, and such notice will be deemed timely if given prior to the expiration of the option period referred to above), at a per share exercise price of the higher of (i) $2.50 (subject to adjustment to reflect stock splits and similar changes in the capital structure of Savvis) and (ii) the volume weighted average trading price of the Common Stock during the five trading day period immediately preceding the date on which Reuters gives notice of its exercise of the Savvis Stock Option. However, until such time as Reuters otherwise first becomes an "interested stockholder," as defined in Section 203 of the Delaware General Corporation Law ("DGCL"), the exercise of the option is limited to such number of shares of Common Stock as would not at the time result in Reuters' becoming an "interested stockholder" unless and until the board of directors of Savvis (the "Savvis Board") shall have approved such acquisition. In addition, until such time as the Savvis Stock Option is exercised in full or Reuters' right to exercise the Savvis Stock Option expires, Reuters has the right to vote a number of shares of Common Stock equal to the lesser of (x) the number of shares of Common Stock for which the option is exercisable from time to time and (y) unless and until the waiting period has expired with respect to any requisite filing under the HSR Act, such number of shares of Common Stock which may be acquired by Reuters without the making of a filing under the HSR

Act from time to time, on all matters with respect to which such shares are entitled to vote under either the DGCL or Savvis' certificate of incorporation or by-laws, and Bridge retains the right to designate one director to the Savvis Board. If Bridge or any of its affiliates shall at any time seek to transfer any its shares of Common Stock, any transferee thereof will be required to acquire such shares subject to the provisions of the Savvis Stock Option Agreement.

         The parties intend to consummate the Closing as soon as practicable after all conditions precedent of the Asset Purchase Agreement are met, including receipt of applicable regulatory approvals.

         Under the Asset Purchase Agreement, subject to Savvis and Reuters entering into a binding letter agreement setting forth the terms upon which Savvis would provide network services for certain of the businesses to be acquired from Bridge, Reuters has agreed to offer to finance the operations of Savvis through the Closing in an amount averaging at least $7.5 million per month. Such financing is to be in the form of debt and convertible subordinated debt reasonably satisfactory to Reuters and to be secured by Savvis' interest in a certain leasehold mortgage and certain real property of Bridge. In connection therewith, it is contemplated that Savvis will cause Reuters to be provided with the right to designate one director to the Savvis Board and/or to select a designee to attend all meetings of the Savvis Board and any committees thereof as an observer.

         Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The possible activities of the Reporting Persons are subject to change at any time.

Item 5. Interest in Securities of the Issuer
        ------------------------------------

         (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this statement on Schedule 13D are incorporated herein by reference. As of May 14, 2001, the Reporting Persons beneficially owned in the aggregate 14,076,373 shares of Common Stock, representing one share less than 15% of the outstanding shares of Common Stock (the outstanding shares of Common Stock, 93,842,498, being based on the number of shares outstanding as of March 31, 2001, as reported in Savvis' Annual Report on Form 10-K for the year ended December 31, 2000). As indicated in Item 4, until certain conditions are satisfied relating to DGCL Section 203, the actual numbers of shares of Common Stock beneficially owned by the Reporting Persons will depend on the total number of shares of Common Stock outstanding from time to time.

         The Savvis Stock Option gives Reuters the right to acquire an aggregate of 45,483,702 shares of Common Stock from Bridge, representing approximately 48.5% of the outstanding shares of Common Stock. Currently, however, the Savvis Stock Option Agreement effectively limits the exercisability of the Savvis Stock Option to up to only 15% of the outstanding Common Stock (as a result of the 15% ownership threshold specified in the definition of "interested stockholder" in
Section 203 of the DGCL). Accordingly, the number of shares reported as beneficially owned by the Reporting Persons for purposes of this Schedule 13D was calculated by subtracting one share from the product of 15% and the number of shares of Common Stock outstanding. The Savvis Stock Option Agreement also gives Reuters the right to vote the shares of Common Stock subject to the Savvis Stock Option. However, this voting right covers the lesser of (x) the number of shares for which the Savvis Stock Option is exercisable and (y) unless and until any requisite filing under the HSR Act has been made and the waiting period with respect thereto has expired, such number of shares that may be acquired by Reuters without the making of a filing under the HSR Act.

         Except as disclosed in this Item 5(a), none of the Reporting Persons beneficially owns, nor, to the best of their knowledge, none of their directors or executive officers beneficially owns, any shares of Common Stock.

         (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

         (c) Except as disclosed in Item 4 hereof, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Common Stock of Savvis during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
Securities of the Issuer
------------------------

         Reuters is a party to the Stock Option Agreement, and the Reporting Persons are parties to the Joint Filing Agreement.

         The responses to Item 4 and Item 5 hereof are incorporated herein by reference.

         Except as herein disclosed, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, are parties to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to the securities of Savvis.

Item 7. Material to be Filed as Exhibits
        --------------------------------

         1. Joint Filing Agreement by and among Reuters Group PLC, Reuters America Inc. and Reuters S.A., dated May 14, 2001.

         2. Stock Option Agreement, dated as of May 3, 2001, by and among Bridge Information Systems, Inc. and certain of its subsidiaries, Reuters America Inc. and Reuters S.A.

         3. Power of Attorney appointing Stephen P. Lehman as attorney-in-fact for Reuters Group PLC.

         4. Power of Attorney appointing Stephen P. Lehman as attorney-in-fact for Reuters S.A.

                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    May 14, 2001

                        REUTERS GROUP PLC


                        By:    /s/ Stephen P. Lehman
                           -----------------------------------------
                             Name: Stephen P. Lehman
                              Title: Attorney-in-fact

                        REUTERS AMERICA INC.


                        By:   /s/ Stephen P. Lehman
                           -----------------------------------------
                             Name: Stephen P. Lehman
                             Title: Vice President

                        REUTERS S.A.


                        By:    /s/ Stephen P. Lehman
                           -----------------------------------------
                            Name: Stephen P. Lehman
                            Title: Attorney-in-fact

                           SCHEDULE A TO SCHEDULE 13D
                           --------------------------

                           Filed by Reuters Group PLC

                                REUTERS GROUP PLC
                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

------------------------------- --------------------- ------------------------------- --------------------------------
             NAME                   CITIZENSHIP          PRESENT BUSINESS ADDRESS      PRESENT PRINCIPAL OCCUPATION
             ----                   -----------          ------------------------      ----------------------------
------------------------------- --------------------- ------------------------------- --------------------------------
     Sir Christopher            British               85 Fleet Street                 Chairman of the Board
         Anthony Hogg*                                London, EC4P 4AJ England
                                                                                      Non-executive Chairman of
                                                                                      Allied Domecq PLC
------------------------------- --------------------- ------------------------------- --------------------------------
     Peter James Denton         British               85 Fleet Street                 Chief Executive
         Dob*+                                        London, EC4P 4AJ England
------------------------------- --------------------- ------------------------------- --------------------------------
     Thomas Henry Glocer**      US                    85 Fleet Street                 Chief Executive
                                                      London, EC4P 4AJ England        Designate
------------------------------- --------------------- ------------------------------- --------------------------------
     David John Grigson*+       British               85 Fleet Street                 Finance Director
                                                      London, EC4P 4AJ England
------------------------------- --------------------- ------------------------------- --------------------------------
     Sir John Anthony Craven*   British/Canadian      Cleveland House                 Non-executive Chairman of
                                                      33 King Street                  Lonmin plc
                                                      London, SW1Y 6RJ England
------------------------------- --------------------- ------------------------------- --------------------------------
     Philip Nevill Green*+      British               85 Fleet Street                 Chief Executive-Reuters Financial
                                                      London, EC4P 4AJ England
------------------------------- --------------------- ------------------------------- --------------------------------
     Edward Richard Kozel*      US                    405 El Camino Real              Managing Director of Open
                                                      Box 610                         Range LLC
                                                      Menlo Park, CA  94025
------------------------------- --------------------- ------------------------------- --------------------------------
     Dennis Malamatinas*        Greek/Dutch           8 Grafton Street                Chief Executive of Priceline
                                                      Mayfair, London W1S 4EL         Europe
                                                      England

------------------------------- --------------------- ------------------------------- --------------------------------
     Jean-Claude Marchand*+     Swiss                 5 rue de Jargonnant, 1207       Chairman-Reuters
                                                      Geneva, Switzerland             Information and Group Marketing
------------------------------- --------------------- ------------------------------- --------------------------------
     Roberto G. Mendoza*        US                    c/o Davis Polk & Wardwell
                                                      450 Lexington Avenue


                                       11

------------------------------- --------------------- ------------------------------- --------------------------------
             NAME                   CITIZENSHIP          PRESENT BUSINESS ADDRESS      PRESENT PRINCIPAL OCCUPATION
------------------------------- --------------------- ------------------------------- --------------------------------
                                                      Office 2730                     Investment Banker;
                                                      New York, NY 10017              Non-executive Chairman of Egg
                                                                                      plc
------------------------------- --------------------- ------------------------------- --------------------------------
     Richard Lake Olver*        British               Britannic House                 Group Managing Director
                                                      1 Finsbury Circus               BP Amoco PLC & CEO-
                                                      London EC2M 7BA England         Exploration and Production
------------------------------- --------------------- ------------------------------- --------------------------------
     Robert Oscar Rowley*       British               85 Fleet Street                 Chief Executive
                                                      London, EC4P 4AJ England        Officer-Reuterspace
------------------------------- --------------------- ------------------------------- --------------------------------
     Charles James Francis      British               Northcliffe House               Group Chief Executive,
         Sinclair*                                    2 Derry Street                  Daily Mail & General Trust plc
                                                      London W8 5TT England
------------------------------- --------------------- ------------------------------- --------------------------------
     Ian Charles Strachan*      British               30 Bloomfield Terrace           Non-executive director of
                                                      London SW1W 8PQ England         Transocean Sedco Forex Inc.
                                                                                      and Instinet Group Incorporated
------------------------------- --------------------- ------------------------------- --------------------------------
     Rosemary Elisabeth         British               85 Fleet Street                 Company Secretary
         Scudamore Martin+                            London, EC4P 4AJ England
------------------------------- --------------------- ------------------------------- --------------------------------
     Stephen Francis            Australian            85 Fleet Street                 Group General Counsel
         Mitchell+                                    London, EC4P 4AJ England
------------------------------- --------------------- ------------------------------- --------------------------------
     David Granger Ure+         British               85 Fleet Street                 Strategic Adviser to The Board
                                                      London, EC4P 4AJ England
                                                                                      Chairman, Radianz Limited
------------------------------- --------------------- ------------------------------- --------------------------------
     Geoffrey Arthur            British               85 Fleet Street                 Director of Human Resources
         Weetman+                                     London, EC4P 4AJ England
------------------------------- --------------------- ------------------------------- --------------------------------

-------------
* Director
+ Executive Officer

                           SCHEDULE B TO SCHEDULE 13D
                           --------------------------

                          Filed by Reuters America Inc.

                              Reuters America Inc.
                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

------------------------------- --------------------- ------------------------------- --------------------------------
             NAME                   CITIZENSHIP          PRESENT BUSINESS ADDRESS      PRESENT PRINCIPAL OCCUPATION
             ----                   -----------          ------------------------      ----------------------------
------------------------------- --------------------- ------------------------------- --------------------------------
     Directors:
     ----------
------------------------------- --------------------- ------------------------------- --------------------------------
     Graham Albutt              British               The Reuters Building            President, Focus Group Accounts
                                                      3 Times Square
                                                      New York, NY  10036
------------------------------- --------------------- ------------------------------- --------------------------------
     John Reid-Dodick           Canadian              The Reuters Building            Executive Vice President,
                                                      3 Times Square                  Corporate Affairs & General
                                                      New York, NY  10036             Counsel
------------------------------- --------------------- ------------------------------- --------------------------------
     Thomas Henry Glocer        US                    85 Fleet Street                 Chief Executive Designate
                                                      London EC4P 4AJ England         Reuters Group PLC
------------------------------- --------------------- ------------------------------- --------------------------------
     David Turner               British               The Reuters Building            Chief Financial Officer,
                                                      3 Times Square                  Reuterspace
                                                      New York, NY  10036             Executive Vice President
------------------------------- --------------------- ------------------------------- --------------------------------
     Executive Officers:
     -------------------
------------------------------- --------------------- ------------------------------- --------------------------------
     Monica Albano              US                    The Reuters Building            Executive Vice President,
                                                      3 Times Square                  Human Resources
                                                      New York, NY  10036
------------------------------- --------------------- ------------------------------- --------------------------------
     Nancy Bobrowitz            US                    The Reuters Building            Senior Vice President,
                                                      3 Times Square                  Corporate Communications
                                                      New York, NY  10036
------------------------------- --------------------- ------------------------------- --------------------------------
     John Bunyan                US                    The Reuters Building            Executive Vice President,
                                                      3 Times Square                  Marketing
                                                      New York, NY  10036
------------------------------- --------------------- ------------------------------- --------------------------------
     Anthony Canderelli         US                    The Reuters Building            Executive Vice President,
                                                      3 Times Square                  Technical Operations
                                                      New York, NY  10036
------------------------------- --------------------- ------------------------------- --------------------------------
     Dave Distel                US                    The Reuters Building            Executive Vice President &
                                                      3 Times Square                  Chief Financial Officer
                                                      New York, NY  10036
------------------------------- --------------------- ------------------------------- --------------------------------


                                       13

------------------------------- --------------------- ------------------------------- --------------------------------
             NAME                   CITIZENSHIP          PRESENT BUSINESS ADDRESS      PRESENT PRINCIPAL OCCUPATION
             ----                   -----------          ------------------------      ----------------------------
------------------------------- --------------------- ------------------------------- --------------------------------
     Nancy Gardner              US                    The Reuters Building            Senior Vice President, Acting
                                                      3 Times Square                  General Counsel
                                                      New York, NY  10036
------------------------------- --------------------- ------------------------------- --------------------------------
     Debra Hefferman            US                    The Reuters Building            Senior Vice President,
                                                      3 Times Square                  National Training
                                                      New York, NY  10036
------------------------------- --------------------- ------------------------------- --------------------------------
     Alexander Hungate          British               The Reuters Building            Co-CEO, Americas
                                                      3 Times Square
                                                      New York, NY  10036
------------------------------- --------------------- ------------------------------- --------------------------------
     Phil Lynch                 US                    The Reuters Building            Co-CEO, Americas
                                                      3 Times Square
                                                      New York, NY  10036
------------------------------- --------------------- ------------------------------- --------------------------------
     David Meitz                US                    The Reuters Building            Executive Vice President,
                                                      3 Times Square                  Reuters Consulting
                                                      New York, NY  10036
------------------------------- --------------------- ------------------------------- --------------------------------
     Michael Parlapiano         US                    The Reuters Building            Executive Vice President,
                                                      3 Times Square                  Focus Group Accounts
                                                      New York, NY  10036
------------------------------- --------------------- ------------------------------- --------------------------------
     David Schlesinger          US                    The Reuters Building            Executive Vice President &
                                                      3 Times Square                  Editor, Americas
                                                      New York, NY  10036
------------------------------- --------------------- ------------------------------- --------------------------------


                           SCHEDULE C TO SCHEDULE 13D
                           --------------------------

                              Filed by Reuters S.A.

                                  REUTERS S.A.
                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

------------------------------- --------------------- ------------------------------- --------------------------------
             NAME                   CITIZENSHIP          PRESENT BUSINESS ADDRESS      PRESENT PRINCIPAL OCCUPATION
             ----                   -----------          ------------------------      ----------------------------
------------------------------- --------------------- ------------------------------- --------------------------------
     Directors:
     ----------
------------------------------- --------------------- ------------------------------- --------------------------------
     Jean-Paul Aeschimann       Swiss                 25 Grand Rue                    Partner, Lenz & Staehelin
                                                      1204 Geneva, Switzerland
------------------------------- --------------------- ------------------------------- --------------------------------
     David John Grigson         British               85 Fleet Street                 Finance Director
                                                      London EC4P 4AJ
------------------------------- --------------------- ------------------------------- --------------------------------
     Ian Kleinman               Swiss                 5 rue de Jargonnant             Group Business Services
                                                      1207 Geneva, Switzerland        Director
------------------------------- --------------------- ------------------------------- --------------------------------
     Jean-Claude Marchand       Swiss                 5 rue de Jargonnant             Chairman-Reuters Information
                                                      1207 Geneva, Switzerland        and Group Marketing
------------------------------- --------------------- ------------------------------- --------------------------------
     Robert Pennone             Swiss                 62 route de Frontex             Partner, Fidutec
                                                      1207 Geneva, Switzerland
------------------------------- --------------------- ------------------------------- --------------------------------
     Executive Officers:
     -------------------
------------------------------- --------------------- ------------------------------- --------------------------------
     None additional
------------------------------- --------------------- ------------------------------- --------------------------------


                                  EXHIBIT INDEX



1. Joint Filing Agreement by and among Reuters Group PLC, Reuters America Inc. and Reuters S.A., dated May 14, 2001.

2. Stock Option Agreement, dated as of May 3, 2001, by and among Bridge Information Systems, Inc. and certain of its subsidiaries and Reuters America Inc. and Reuters S.A.

3. Power of Attorney appointing Stephen P. Lehman as attorney-in-fact for Reuters Group PLC.

4. Power of Attorney appointing Stephen P. Lehman as attorney-in-fact for Reuters S.A.





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